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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-30354

Hong Kong Television Network Limited

(Exact name of registrant as specified in its charter)

13th Floor, Trans Asia Centre, No.18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depository Shares, each representing 20 Ordinary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.	Hong Kong Television Network Limited (the “Company”) first incurred the duty to file reports under section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), in November 1999.

B.	The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this Form 15F, including its annual report for the fiscal year ended December 31, 2015.

Item 2.	Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) in April 2010.

Item 3.	Foreign Listing and Primary Trading Market

A.	The Company’s ordinary shares are listed on The Stock Exchange of Hong Kong Limited (the “SEHK”), which constitutes the primary trading market for the Company’s ordinary shares.

B.	The Company’s ordinary shares were initially listed on the SEHK on August 4, 1997. The Company has maintained the listing of its ordinary shares on the SEHK for at least the 12 months preceding the filing of this Form 15F.

C.	For the 12-month period beginning on December 22, 2015 and ending on December 21, 2016 (the “Recent 12-month Period”), both dates inclusive, the average daily trading volume (the “ADTV”) of the Company’s ordinary shares in Hong Kong represented approximately 4.64% of the ADTV on a worldwide basis.

Item 4.	Comparative Trading Volume Data

A.	The first and last days of the Recent 12-month Period used to meet the requirements of Rule 12h-6(a)(4)(i) are December 22, 2015 and December 21, 2016, respectively.

B.	For the Recent 12-month Period, the ADTV of the Company’s American Depository Shares (“ADSs”) (in terms of the underlying number of ordinary shares) in the United States was 74,140 shares and the ADTV of the Company’s ordinary shares on a worldwide basis was 1,596,926 shares.

C.	For the Recent 12-month Period, the ADTV of the Company’s ADSs in the United States (in terms of the underlying number of ordinary shares) as a percentage of the ADTV of the Company’s ordinary shares on a worldwide basis was 4.64%.

D.	The Company delisted its ADSs from the NASDAQ Global Market effective December 19, 2015. As of that date, the ADTV of the Company’s ADSs (in terms of the underlying ordinary shares) in the United States as a percentage of the ADTV of the Company’s ordinary shares on a worldwide basis for the preceding 12-month period was 8.78%.

E.	The Company has not terminated a sponsored American depositary receipt facility regarding the securities covered by this Form 15F.

F.	The source of trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.	The Company disclosed its intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act in a press release dated December 29, 2016.

B.	The press release described above was disseminated by the major newswire service the Company typically uses to publish press release and also published by various news services in the United States. In addition, the press release was posted on the Company’s website and was submitted to the Securities and Exchange Commission on Form 6-K via EDGAR on December 29, 2016.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website : www.hktv.com.hk.

PART III

Item 10.	Exhibits

Not applicable.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Hong Kong Television Network Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Hong Kong Television Network Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
Name:	Wong Nga Lai, Alice
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: December 29, 2016